Jeffrey A. Baumel

973.639.5904
Fax 973.297.3814
jbaumel@mccarter.com

December 13, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn: David Roberts

Re: American Caresource Holdings, Inc. (the "Company" or the "Registrant") File No. 333-122820

Dear Mr. Roberts:

      On behalf of the Registrant, set forth below is the Registrant's response to the Staff's comment letter dated December 12, 2005 (the "SEC Letter"). Set forth below is the text of the comments contained in the SEC Letter and the Company's response thereto. The heading and numbered paragraphs below correspond to the headings and paragraph numbers in the SEC Letter.

General

1. On the cover page, you state that 10,091,899 shares are being distributed pursuant to this prospectus. However, on page 30 you state that 10,981,899 shares are being distributed. Please advise us as to the reason for the discrepancy or revise as necessary. In addition, please correct the typographical error on page 28 that indicates that 10,91,899 shares are being distributed.

      The typographical errors appearing on page 28 and 30 (the number in each should read 10,091,899) will be corrected in the final prospectus to be filed in accordance with Rule 424(b)(3) under the Securities Act of 1933.

Securities and Exchange Commission
December 13, 2005
Page 2


Financial Statements

Notes to Unaudited Condensed Financial Statements for the Period Ended September 30, 2005

Issuance of Warrants, page F-21

2. We reviewed your response to comment 5. As follow-up to our conference call with the Company on December 12, 2005, please tell us your consideration of paragraphs 20-21 of EITF 00-19 as it relates to the anti-dilution provisions that could potentially adjust the exercise price of the warrants issued. In this regard, you should clarify that the triggering events noted in the warrant agreements are within the Company's control.

      Paragraph 20 of EITF 00-19 notes that ". . . a company must evaluate whether a sufficient number of authorized and unissued shares exists at the classification assessment date to control settlement by delivering shares."

      The following table illustrates, without regard to the anti-dilution provisions discussed below, that there are sufficient authorized and unissued and uncommitted shares to satisfy warrant settlements under all currently outstanding warrants.

         Total common shares authorized                               40,000,000
         Less common shares outstanding                               12,371,309
         Less shares underlying options granted                        1,612,206
                                                                      ----------
         Total shares available to satisfy warrant settlements        26,016,485
                                                                      ==========
         Total warrants outstanding                                    1,737,550
                                                                      ==========

      The warrant agreement referred to by the Staff contains a series of, what are intended to be, standard anti-dilution provisions which could affect the exercise price and number of warrant shares to be issued upon exercise thereof. The provisions provide for the adjustment to the exercise price and number of shares issuable upon exercise of the warrants upon the occurrence of certain events, including stock splits, rights offerings, dividends of non cash assets or indebtedness, and the sale of securities by the Company at a price below the exercise price of the warrants. There are absolutely no anti-dilution provisions contained in the warrant which could be triggered by events or actions that are not under the control of the Company.

      For example, none of a stock split, rights offering nor dividend could be declared without the affirmative approval of the Board of Directors of the Corporation. Also, the price protection anti-dilution provisions only come into effect upon the offer and sale of shares by the Company, which also cannot occur without the approval of the Board of Directors of the Company. The price protection anti-dilution provisions do not apply to and are not triggered by mere changes in the market price of the Company's shares.

Securities and Exchange Commission
December 13, 2005
Page 3


      All of the triggering events are under the Company's control.

      Paragraph 21 of EITF 00-19 states that "If the number of shares that could be required to be delivered to net-share settle the contract is indeterminate, a company will be unable to conclude that it has sufficient available authorized and unissued shares and, therefore net-share settlement is not within the control of the company."

      The number of shares to be issued under the warrant agreements is set forth clearly in each warrant agreement, and may only be adjusted upon the occurrence of the events set forth in the anti-dilution provisions discussed above. Since the anti-dilution provisions can only be triggered by a Company action, the Company will know the effect of the anti-dilution provisions prior to undertaking the action and may increase authorized capital at the same time that any such action is taken. In the unlikely event that triggering event results in there being insufficient unissued and uncommitted shares, the classification of the warrants would be reclassified at that time in accordance with paragraph 10 of EITF00-19.

      Finally, the Company represents that there is currently no agreement or arrangement in place or other action anticipated to be taken that would result in any adjustment to the warrants under the anti-dilution provisions described above.

      We appreciate your prompt response to our filing. If you have any questions, or if we may be of any assistance, please contact the undersigned at
(973) 622-4444.

Very truly yours,


/s/ Jeffrey A. Baumel

Jeffrey A. Baumel

JAB:an